Northern Dynasty: Pebble to initiate federal and state permitting on December 22, 2017
Completes third major corporate milestone this year

December 21, 2017 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") announces that its wholly-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”) has finalized documentation and will file for a US Clean Water Act 404 permit with the US Army Corps of Engineers on Friday, December 22, thereby initiating federal and state permitting for the Pebble Project under the National Environmental Policy Act (“NEPA”).

“At the outset of 2017, we established three ambitious corporate objectives for Northern Dynasty and the Pebble Project,” said Northern Dynasty President & CEO Ron Thiessen. “We committed to reaching a resolution with the US Environmental Protection Agency (“EPA”) to restore the Pebble Project to normal course permitting, to re-partnering on the Pebble Project and to initiating permitting under NEPA. As we approach the end of the year, I’m proud to report that we will hit our mark on all three important milestones.” On May 12, 2017, Northern Dynasty announced a settlement agreement with EPA, whereby the federal agency agreed to initiate a process to withdraw its Proposed Determination under Section 404(c) of the Clean Water Act, thereby clearing the way for Pebble to apply for a CWA 404 permit with the US Army Corps of Engineers. On December 18, 2017, Northern Dynasty announced a framework agreement with First Quantum Minerals Ltd. (“First Quantum”) (TSX: FM), which contemplates that an affiliate of First Quantum will subsequently execute a US$150 million option agreement with Northern Dynasty, which provides for a future right to acquire a 50% interest in the Pebble Partnership for a further investment of US$1.35 billion. Northern Dynasty has now received an initial US$37.5 million Early Option Installment Payment from First Quantum.

“We are very pleased to move the Pebble Project forward to the next important phase by initiating the NEPA permitting process this year, as we committed to do,” said Tom Collier, Pebble Partnership CEO.

“The project design we’re taking into permitting includes a substantially reduced development footprint and meaningful new environmental safeguards that respond directly to the priorities and concerns we’ve heard from stakeholders in Alaska. Not only are we confident that Pebble as currently envisaged will secure development permits from federal, state and local regulatory agencies, we are confident it will co-exist with the world class fisheries of Bristol Bay and earn the support of the people of the region and the state.” Thiessen added, “Pebble continues to gain positive momentum, and we will have more progress milestones to announce in 2018.”

Development Highlights

Under the development scenario the Pebble Partnership will submit for federal and state permitting on December 22, 2017:

  The footprint of Pebble’s major mine facilities (pit, tailings storage facility) will be substantially smaller than previous planning iterations, at approximately 5.9 square miles;

  There will be no primary mine operations in the Upper Talarik watershed, minimizing the project’s environmental footprint and addressing stakeholder concerns related to potential impacts on local salmon productivity;

  The Tailing Storage Facility (“TSF”) will incorporate a more conservative design, including enhanced buttresses, greater slope angles and an improved factor of safety;

  Potentially acid generating tailings will be separated from other tailings and stored in a lined TSF. All tailings storage will be consolidated in a single drainage-area (the North Fork Koktuli);

  The mine plan does not include permanent waste rock piles, significantly reducing risks associated with water quality;

  Cyanide will not be used in the mineral recovery process at Pebble. (While cyanide is used safely in Alaska and around the world to enhance gold recoveries, Pebble has taken a decision not to employ it in direct response to stakeholder concerns);

  A new ferry route across Iliamna Lake will be evaluated in order to minimize road construction, stream crossings, bridges and culverts, as well as the proposed mine’s impact on local wetlands; and

  The mine will be designed to withstand the greatest possible seismicity predicted by science.

Community Benefits

Anticipated benefits associated with the Pebble Project include:

  During mine operations, estimated annual payments to the Lake & Peninsula Borough will be $19-21 million; estimated annual payments to the State of Alaska will be $49-66 million per year;

  Total direct and indirect jobs created for Alaskans during mine operations will be 1,500- 2,000;

  The Pebble Partnership will advance a revenue sharing plan to enhance local and regional financial benefits associated with development of Pebble;

  The project will align with State of Alaska public priorities by facilitating the development of low-cost energy for rural communities;

  The Pebble Partnership will work with local commercial fishing interests on ways to help with non-Pebble related challenges associated with price and run variability, and the decline of local participation in the fishery; and

  The Pebble Partnership will advance a business development and mentoring initiative to ensure that Alaska Native village corporations are ready to compete for construction and operations-phase contracts.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Canadian Media Contact:	US Media Contact:
Ian Hamilton	Dan Gagnier
DFH Public Affairs	Gagnier Communications
(416) 206-0118 x.222	(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance, the outcome of litigation or the completion of the transactions referenced above. Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. Such process may not be successfully completed or completed on terms satisfactory to the Company. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.